UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Results of Operations and Financial Condition- Quarter and Six Months Ended June 30, 2023; Dividend Declaration

On August 2, 2023, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) issued a press release entitled “Sapiens Reports Second Quarter 2023 Financial Results ”, in which Sapiens reported its results of operations for the quarter and six months ended June 30, 2023. A copy of that press release is furnished as Exhibit 99.1 hereto.

As part of the foregoing press release, Sapiens announced that its board of directors had approved the distribution of a cash dividend of $0.26 per share, or $14.4 million in total. The dividend is in line with the Company’s policy of distributing, on a semi-annual basis, up to, in the aggregate, 40% of its annual non-GAAP net income. The dividend will be paid on August 30, 2023 to Sapiens’ shareholders of record as of August 16, 2023. The dividend is subject to withholding of Israeli tax at source at the rate of 25% of the dividend amount payable to Israeli individual, and non-Israeli, shareholders of record.

Sapiens is holding a conference call and webcast on August 2, 2023 at 9:30 a.m. Eastern time/ 4:30 p.m. Israel time to discuss its quarterly and first-half results for the quarter and six months ended June 30, 2023. The live webcast of the call can be viewed on Sapiens’ website at: https://www.sapiens.com/investor-relations/ir-events-presentations (which website is not a part of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”)). A replay of the call will be available one business day following the completion of the call, at the same link for 90 days.

Incorporation by Reference

The U.S. GAAP financial information contained in the (i) condensed consolidated statement of income, (ii) condensed consolidated balance sheet and (iii) consolidated statement of cash flow included in the press release attached as Exhibit 99.1 to this Form 6-K is hereby incorporated by reference into Sapiens’ Registration Statements on Form S-8 (File No.’s 333-177834, 333-213817, and 333-260325, filed with the Securities and Exchange Commission on November 9, 2011, September 27, 2016 and October 18, 2021, respectively).

Exhibits

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release issued by Sapiens on August 2, 2023 entitled “Sapiens Reports Second Quarter 2023 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: August 2, 2023	By:	/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer

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